Notice of
Annual General and
Special Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 31, 2006

NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, British Columbia
V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

                   NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Corporation”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Wednesday, May 31, 2006 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2005, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the directors to fix the Auditors’ remuneration;

4.	To approve the Shareholder Rights Plan Agreement; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

                  The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

                  Only Shareholders of record at the close of business on April 7, 2006 are entitled to receive notice of the Meeting and to vote at the Meeting.

                  To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation:

(a)

by delivering the proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 29, 2006, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time); or

(b)

by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 29, 2006 at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

                  Non-registered shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 5 of the attached Management Information Circular.

DATED at Vancouver, British Columbia, this 28th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

                   THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Corporation”) for use at the Annual General and Special Meeting of Shareholders of the Corporation to be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Wednesday, May 31, 2006 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at April 15, 2006.

                   The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 7, 2006 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Corporation’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

                   Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

                   Proxies must be received by Computershare Trust Company of Canada not later than Monday, May 29, 2006 at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

                   A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

                   The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation.

Registered Shareholders

                                      Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this information circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

A registered Shareholder must return the completed proxy to the Corporation:

(a)

by delivering the proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than Monday, May 29, 2006, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time); or

(b)

by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 29, 2006, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

Non-Registered Shareholders

                   Shares may not be registered in the Shareholder’s name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If shares are registered in the name of an intermediary, they are owned by a non-registered shareholder.

                   The Corporation has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

                   Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

                   Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

                   Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by the non-registered Shareholder and voted by mail or facsimile only, as described above.

                   The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.

                   Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum.

Exercise of Proxies

                   Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

                   As at April 15, 2006, the Corporation has outstanding 88,388,851 Common Shares without nominal or par value. Each Common Share is entitled to one vote.

                   To the knowledge of the directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of April 15, 2006 except as described below:

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities

Neuberger Berman Inc.	9,243,235	10.46%

ELECTION OF DIRECTORS

                   According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of seven Directors.

                   The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Corporation’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

                   Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

                   Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

Name, Province or State and Country of Residence	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of April 15, 2006

George Brack(1)	Director	President of Macquarie North	2001	33,519
British Columbia, Canada		America Ltd.		0.04%

Michael H. Halvorson(1)	Director	President of Halcorp Capital Ltd.	2004	123,666
Alberta, Canada				0.14%

Gerald J. McConnell(2)	Director	President and Chief Executive	1984	76,005
Nova Scotia, Canada		Officer of Etruscan Resources Inc.		0.09%

Cole McFarland(2)	Director	Principal of McFarland &	2001	11,000
California, United States of		Associates		0.01%
America

Clynton Nauman(2)(3)		Chief Executive Officer of Alexco	1999	379,617
Washington, United States of	Director	Resource Corp. and Asset		0.43%
America		Liability Management Group
		ULC

James Philip(1)	Director	President of Clan Chatton Finance	2003	nil
British Columbia, Canada		Ltd.		0.00%

Rick Van Nieuwenhuyse(3)	President, CEO	President and Chief Executive	1999	2,095,958
British Columbia, Canada	and Director	Officer of the Corporation		2.37%

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.

George Brack

                   Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack’s career in corporate finance has focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Michael H. Halvorson

                   Mr. Halvorson is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also a director of Canadian Gold Hunter Corp., Esperanza Silver Corporation, Gentry Resources Ltd., Orezone Resources Inc., Strathmore Minerals Corp., Radiant Resources Inc., Viceroy Exploration Ltd., and Pediment Exploration Ltd. In the past 10 years Mr. Halvorson served on the Boards of several public mining companies, including Consolidated Trillion Resources Ltd., Loki Gold Corporation, Oro Belle Resources Corporation Ltd., Quest Capital Corporation, Western Silver Inc., Greenhope Resources Inc., Sloane Petroleum Inc., Royal County Minerals Corp., Predator Capital Inc., Luxor Developments Ltd., Majescor Resources Inc., Newcastle Minerals Inc., and SpectrumGold Inc.

Gerald J. McConnell, Q.C.

                   Mr. McConnell is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc. a junior natural resource company. Mr. McConnell is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Corporation and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Mr. McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland

                   Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland is also a Director of Bema Gold Corp.

Clynton R. Nauman

                   Mr. Nauman is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has twenty-five years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James Philip, CA

                   Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse, MSc

                   Mr. Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience and knowledge of Alaska to the Corporation. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

STATEMENT OF EXECUTIVE COMPENSATION

                   The summary compensation table below sets out information for the Corporation’s fiscal years ended November 30, 2003, November 30, 2004 and November 30, 2005 for the President and Chief Executive Officer, the Chief Financial Officer and three most highly compensated executive officers of the Corporation (collectively, the “Named Executives Officers” or “NEOs”). The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

NEO Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and Chief Executive Officer	2005 2004 2003	430,300 356,079 275,437	182,475 Nil 96,628	35,984(2) 37,015(3) 143,674(3)(4)	250,000 546,296(8) 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Senior Vice-President, Chief Financial Officer and Secretary(5)	2005 2004 2003	227,500 197,916 146,788	60,000 Nil Nil	Nil Nil 2,693	135,000 372,222(8) 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Piekenbrock, Vice-President, Exploration(6)	2005 2004 2003	168,734 179,740 78,155	45,604 Nil Nil	Nil Nil Nil	100,000 285,185(8) 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas Brown, Vice- President, Business Development(7)	2005 2004 2003	173,496 162,664 78,155	42,685 Nil Nil	Nil Nil Nil	100,000 285,185(8) 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carl Gagnier, EVP NovaGold Canada Inc., General Manager Galore Creek Project(9)	2005	165,000	Nil	Nil	200,000	Nil	Nil	Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2005 amount includes a car allowance of $13,728, school tuition of $11,150, and an interest free loan benefit of $11,106.
(3)

The 2004 amount includes a car allowance of $15,709, school tuition of $10,200 and an interest free loan benefit of $11,106. The 2003 amount includes a car allowance of $16,719, school tuition of $10,122, and an interest free loan benefit of $11,737.

(4)

On May 29, 2002, the Corporation repaid a share loan made by Mr. Van Nieuwenhuyse to the Corporation during fiscal 2002. The Corporation also paid Mr. Van Nieuwenhuyse the sum of $210,085 in 2002 and $105,096 in 2003 to compensate Mr. Van Nieuwenhuyse for tax liabilities which he incurred as a result of the Corporation paying cash to settle its obligations under the share loan rather than delivering common shares of the Corporation.

(5)	Mr. MacDonald commenced his employment with the Corporation in January 2003.
(6)	Mr. Piekenbrock commenced his employment with the Corporation in June 2003.
(7)	Mr. Brown commenced his employment with the Corporation in July 2003.

(8)

Certain options granted to the Named Executive Officers in 2004 were a result of the conversion of SpectrumGold Inc. options, exercisable into shares of SpectrumGold Inc., into options under the Corporation’s Stock Option Plan.

(9)	Mr. Gagnier commenced his employment with the Corporation in January 2005.

Option Grants During the Most Recently Completed Financial Year

          The following options were granted to the Named Executive Officers during the most recently completed financial year pursuant to the Corporation’s Stock Option Plan.

NEO Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	250,000(1)	11.0%	$8.86	$8.86	01/16/15
Robert J. MacDonald	135,000(1)	5.9%	$8.86	$8.86	01/16/15
Joseph Piekenbrock	100,000(1)	4.4%	$8.86	$8.86	01/16/15
Douglas Brown	100,000 (1)	4.4%	$8.86	$8.86	01/16/15
Carl Gagnier	200,000(2)	8.8%	$8.83	$8.83	01/03/15

(1)	These options were granted by the Corporation on January 17, 2005 and are exercisable into Common Shares of the Corporation.
(2)	These options were granted by the Corporation on January 4, 2005 at commencement of employment and are exercisable into Common Shares of the Corporation over a two-year period.

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year End Option Values

                   The Named Executive Officers acquired the following Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2005. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2005 which was $10.70 and the exercise price of the options.

NEO Name	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov. 30, 2005 (#) Exercisable Unexercisable		Value of Unexercised In-the-Money Options/SARs at Nov. 30, 2005 ($) Exercisable Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	1,896,296	Nil	$14,014,118	Nil
Robert J. MacDonald	80,000	$624,875	385,000	Nil	$1,471,400	Nil
Joseph Piekenbrock	30,000	$269,625	475,185	Nil	$3,036,555	Nil
Douglas Brown	20,000	$164,000	250,000	Nil	$876,500	Nil
Carl Gagnier	Nil	Nil	66,666	133,334	$124,665	$249,335

Employment Contracts

Rick Van Nieuwenhuyse

                   Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2007.

                   The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse’s employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two month’s salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse’s estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract.

                   In the event of a sale of substantially all the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management’s nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

                   For the fiscal year ended November 30, 2005, Mr. Van Nieuwenhuyse was entitled to an annual salary of $436,800.

                   Pursuant to his employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse’s annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well as pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by Mr. Van Nieuwenhuyse for his two sons.

                   Under the terms of Mr. Van Nieuwenhuyse’s employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr.

Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Corporation is terminated for any reason.

Robert J. MacDonald, Douglas Brown, Joseph Piekenbrock and Carl Gagnier

                   Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2005, Mr. MacDonald was entitled to an annual salary of $230,000.

                   Pursuant to an employment contract with the Corporation effective June 1, 2003, Mr. Brown is employed by the Corporation as Vice-President, Business Development. For the fiscal year ended November 30, 2005, Mr. Brown was entitled to an annual salary of US$145,000 (Cdn$176,335).

                   Pursuant to an employment contract with the Corporation effective June 16, 2003, Mr. Piekenbrock is employed with the Corporation as Vice-President, Exploration. For the fiscal year ended November 30, 2005, Mr. Piekenbrock was entitled to an annual salary of US$140,000 (Cdn$170,254).

                   Pursuant to an employment contract with the Corporation effective January 4, 2005, Mr. Gagnier is employed by NovaGold Canada Inc. as Executive Vice President and General Manager, Galore Creek Project. For the fiscal year ended November 30, 2005, Mr. Gagnier was entitled to an annual salary of $180,000.

                   The contracts of each of Mr. MacDonald, Mr. Brown, Mr. Piekenbrock and Mr. Gagnier continue indefinitely, unless and until terminated. Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the Corporation is required to continue to employ the senior officers in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

                   Any senior officer may terminate his obligations under his respective employment contract (1) at any time upon providing three months notice in writing to the Corporation other than Mr. Piekenbrock whose notice period is two months; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month’s notice in writing to the Corporation. The Corporation may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Composition of Compensation Committee

                   The Corporation’s Compensation Committee consists of three directors, Messrs. McConnell, McFarland and Nauman. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive directors of the Corporation.

Report on Executive Compensation

                   The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Executive Compensation Policies and Programs

                   In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

                   Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation, and long-term incentive in the form of stock options.

                   Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

                   At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

                   Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

                   Presented by the Compensation Committee: Gerald McConnell (Chair), Cole McFarland and Clynton Nauman.

Performance Graph

The following graph depicts the cumulative total shareholder returns in the five years since November 30, 2000 assuming a $100 investment in the Common Shares on November 30, 2000, compared to an equal investment in the S&P/TSX Composite Index.

Year	2000	2001	2002	2003	2004	2005
Value based on $100 invested in NovaGold	$100	$1,240	$3,067	$4,133	$6,420	$7,133
Value based on $100 invested in S&P/TSX Composite	$100	$84	$74	$89	$102	$123

Compensation of Directors

                   Upon recommendation by the Corporation’s Compensation Committee, the Board of Directors of the Corporation approved on October 8, 2004, the following compensation structure for directors effective January 1, 2004:

Activity	Compensation
Membership on Board	US$10,000 per annum
Preparation and attendance at Board meetings	US$1,000 per meeting
Committee Chair (excluding Audit Committee)	US$1,500 per annum
Audit Committee Chair	US$4,000 per annum
Preparation and attendance at Committee meetings	US$1,000 per meeting

                   The Corporation has a formalized stock option plan (“Stock Option Plan”) for the granting of incentive stock options to the officers, directors and employees of the Corporation. The purpose of granting options pursuant to the Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

                   During the year ended November 30, 2005, upon recommendation of the Compensation Committee, 250,000 options were granted to Rick Van Nieuwenhuyse and 75,000 options were granted to each of

George Brack, Gerald McConnell, Cole McFarland, Clynton Nauman, James Philip and Michael Halvorson in consideration for their services to the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

                   On May 11, 2004, the Shareholders of the Corporation approved the adoption of a new stock option plan (“Stock Option Plan”) which replaced the Corporation’s old stock option plan. The Stock Option Plan’s purpose is to attract and retain service providers, officers or directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The Stock Option Plan is the sole equity compensation plan adopted by the Corporation.

                   The following table sets out information as of November 30, 2005, the Corporation’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Stock Option Plan	7,277,185	$5.53	282,428

INDEBTEDNESS OF DIRECTORS AND OFFICERS

                   As of April 15, 2006, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

                   No informed person of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2004.

APPOINTMENT OF AUDITORS

                   The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

                   A table setting forth the fees paid by the Corporation to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2005 and November 30, 2004 is set forth below:

	Years ended November 30
	2005	2004
Audit:	$124,840	$87,500
Audit Related:	$118,150	$3,300
Tax	-	$15,500
All Other Fees	-	-
Total	$242,990	$106,300

                   “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Corporation’s financial reporting.

                   “Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

                   Fees disclosed under the category “All Other Fees” for the 2005 and 2004 fiscal years were nil.

                   Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

                   The Corporation is a party to a shareholder rights plan agreement with Computershare Investor Services Inc. as rights agent, dated April 21, 2006 (the “Rights Plan”). The Rights Plan has the following objectives: (a) to prevent creeping acquisitions of control; (b) to give adequate time for Shareholders to properly assess a take-over bid without undue pressure; (c) to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge; and (d) to ensure that Shareholders of the Corporation are provided equal treatment under a take-over bid. The Rights Plan is not intended to prevent take-over bids that treat Shareholders fairly and has not been adopted in response to any proposal to acquire control of the Corporation.

                   Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all Shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements or a person otherwise acquires 20%

or more of the outstanding Common Shares, subject to certain exemptions, the rights will entitle Shareholders, other than any Shareholder acquiring the Common Shares, to purchase additional Common Shares at a substantial discount to the market value at the time. As a result, the investment of the Shareholder or Shareholders making the acquisition will be greatly diluted if a substantial portion of the rights are exercised.

                   The Rights Plan will expire unless the Shareholders vote at the Meeting to continue its operation. At the Meeting, the Shareholders will be asked to consider and vote to approve the adoption of the Rights Plan, a summary of which is set forth in Appendix “A” hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227 or Fax (604) 669-6272, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

                   It is intended that all proxies received will be voted in favour of the adoption of the Rights Plan, unless a proxy contains instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by Shareholder present in person or by proxy. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix “B” hereto. If the Rights Plan is not approved it will terminate and the rights issued under it will be void.

                   The Board of Directors of the Corporation recommends that Shareholders vote in favour of the Rights Plan Resolution.

AUDIT COMMITTEE

                   Information about the Corporation's Audit Committee is provided in the Corporation's most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                   The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance Committee, monitors changes in legal requirements and best practices.

                   During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

                   Set out below is a description of certain corporate governance practices of the Corporation, as required by NI 58-101.

Board of Directors

                   NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of the seven current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The five independent directors are: George Brack, Michael Halvorson, Gerald McConnell, Cole McFarland and James Philip. Rick Van Nieuwenhuyse is the President and CEO of the Corporation and therefore not considered independent. Clynton Nauman is the President and CEO of a company that the Corporation may have significant influence over and therefore is also not considered independent. With 5 of the 7 proposed directors considered independent, the new Board of Directors will also be composed of a majority of independent directors. The independent proposed directors and the non-independent proposed directors are identified above.

                   The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. Although the independent directors do not meet regularly without the non-independent members of the Board, the directors can request at any time a meting restricted to independent directors for the purpose of discussing matters independently of management.

                   The attendance of the directors at meetings held between December 1, 2004 and November 30, 2005 was as follows:

Director	Board Meetings Attended	Committee Meetings Attended

George Brack	8 of 8	4 of 5
Michael Halvorson	6 of 8	4 of 5
Gerald McConnell	7 of 8	3 of 3
Cole McFarland	8 of 8	3 of 3
Clynton Nauman	7 of 8	3 of 3
Rick Van Nieuwenhuyse	8 of 8	0 of 0
James Philip	7 of 8	5 of 5

                   Currently, the following directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Rick Van Nieuwenhuyse	Etruscan Resources Inc. (TSX: EET) Inter-Citic Minerals Inc. (TSX-V: ICI) Alexco Resource Corp. (TSX: AXR) Ivana Ventures Inc. (TSX-V: ANA)
Gerald McConnell	Etruscan Resources Inc. (TSX: EET)
Cole McFarland	Bema Gold Corporation (TSX, AMEX: BGO)
Michael H. Halvorson

Canadian Gold Hunter Corp. (TSX: CGH)
Esperanza Silver Corporation (TSX-V: EPZ)
Gentry Resources Ltd. (TSX:GNY)
Orezone Resources Inc. (TSX: OZN)
Strathmore Minerals Corp. (TSX-V: STM)
Radiant Resources Inc. (TSX-V: RRS.H)
Viceroy Exploration Ltd. (TSX: VYE)
Pediment Exploration Ltd. (TSX: PEZ)

Board Mandate

                   The Board of Directors is responsible for the overall stewardship of the Corporation. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board works with management to establish the goals and strategies of the Corporation, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

                   The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (1) the integrity of the financial statements of the Corporation, (2) the independent auditor’s qualifications and independence, (3) the performance of the Corporation’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Corporation with legal and regulatory requirements. The members of the audit committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Securities and Exchange Commission ("SEC"). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. The Corporation’s Audit Committee consists of fully independent members and the Corporation’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Corporation’s Audit Committee Charter is available on the Corporation’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

Position Descriptions

                   The position descriptions for the chairs of each Board committee are contained in the committee charters. The chair of each of the Audit and Corporate Governance Committee and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board on the activities of the Committee. The Board has not developed a written position description for the Chairman of the Board as this position is presently held by the Chief Executive Officer.

                   The Board has not developed a written position description for the Chief Executive Officer. Given the relatively small size of the Corporation and the length of time Mr. Van Nieuwenhuyse and the majority of the Board members have served in such capacities, the Board believes that the roles and responsibilities have been appropriately communicated through Board meetings and informal communications amongst the Board and Mr. Van Nieuwenhuyse.

Orientation and Continuing Education

                   The Corporation provides an orientation and education program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Corporation provides orientation in matters material to the Corporation’s business and in areas outside of the specific expertise of the Board members. All new members of the Board have historically been experienced in the mining sector so no general mining orientation has been necessary.

                   The Board also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

                   The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. A copy of the Code may be obtained by contacting the Corporation at the address given under “Additional Information” at the end of this circular.

Nomination of Directors

                   The Corporation does not at this time have a specific committee responsible for the nomination of directors. The nomination of directors is currently addressed by the Board as a whole. When required, the Board collaborates with management to asses the appropriate size of the Board, to identify the necessary qualifications and skills of the Board as a whole and of each director individually, to identify potential candidates and to consider their appropriateness for membership on the Board.

Compensation

                   Information regarding the composition of the Compensation Committee, the responsibilities and operations of the Compensation Committee and the process by which compensation is determined, is discussed above in “Composition of the Compensation Committee”, “Report on Executive Compensation” and “Compensation of Directors”.

Other Board of Directors’ Committees

                    In addition to the Audit and Corporate Governance Committee and the Compensation Committee, the Corporation also has a Technical Committee, which consists of two directors. The functions of the Technical Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board with respect to information relating to the Corporation’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. For 2005, these activities were carried out by the Board as a whole; hence no meetings of the Technical Committee were required.

Assessments

                   The Board is responsible for selecting and appointing executive officers and senior management and for monitoring their performance. The performance of executive management is annually measured against preset objectives and the performance of mining companies of comparable size. The Audit and Corporate Governance Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board, its committees and its members. The Audit and Corporate Governance Committee has determined that, given the size of the Corporation, continuing informal assessment is most appropriate at this time.

OTHER BUSINESS

                   Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

                   Additional information relating to the Corporation is available on SEDAR at www.sedar.com. To request copies of the Corporation’s financial statements and MD&A, Shareholders should contact Robert J. MacDonald, Chief Financial Officer, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATERIAL FACTS

                   There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

                   The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, this 28th day of April, 2006.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse,
President and Chief Executive Officer

“Robert J. MacDonald”
Robert J. MacDonald,
Senior Vice-President, Chief Financial Officer
and Secretary

APPENDIX A
SUMMARY OF SHAREHOLDER RIGHTS PLAN

1.	Summary of the Principal Terms of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Corporate Secretary of the Corporation, at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

2.	Issue of Rights

The Corporation issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on April 21, 2006 (the “Record Time”). The Corporation will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

3.	Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates for the Common Shares and will not be transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

4.	Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $50 (subject to certain antidilution adjustments). This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of the Corporation (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

5.	Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.

6.	Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities at law or in equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been accepted unconditionally for payment or exchange or have been taken up and paid for;

A-2

(b)

such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	holds not more than 30% of the Common Shares (in the case of a pension fund administrator); and

	(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a takeover bid; or

	(iv)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

7.	Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

8.	Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	the date immediately after the Corporation's annual meeting of Shareholders to be held in 2009.

9.	Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided however, that the Flip-In Event shall be deemed to occur at the close of business on the tenth day (or such later date as the Board may determine) after the first date of public announcement that a person has become an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and the Acquiring Person's investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

10.	Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror), and for all Common Shares (other than the Common Shares held by the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

A-3

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

11.	Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the Common Shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

12.	Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

13.	Waiver

The Board, acting in good faith, may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the Shareholders of the Corporation. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

14.	Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation's annual meeting of Shareholders to be held in 2009.

15.	Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder approval is required for amendments to the Rights Plan.

16.	Rights Agent

Computershare Investor Services Inc.

17.	Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof as such will have no rights as a Shareholder of the Corporation.

APPENDIX B
SHAREHOLDER RIGHTS PLAN RESOLUTION

Rights Plan Resolution

“Be it resolved that:

(a)	The shareholder rights plan agreement between the Corporation and Computershare Investor Services Inc. dated April 21, 2006 (the “Rights Plan”), is hereby approved.

(b)

Any one Officer or Director of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the Rights Plan.”